SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 4)*

Bradlees, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

None Issued
(CUSIP Number)

Stephen M. Schultz, Esq., Kleinberg, Kaplan, Wolff & Cohen, P.C., 551 Fifth Avenue, New York, New York 10176
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 26, 1999
(Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Elliott Associates, L.P., a Delaware Limited Partnership

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  00

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  6,780

8        SHARED VOTING POWER
                  0

9.       SOLE DISPOSITIVE POWER
                  6,780

10.      SHARED DISPOSITIVE POWER
                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  6,780

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [  ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  .07%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Westgate International, L.P., a Cayman Islands Limited Partnership

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  00

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  39,463

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  39,463

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  39,463

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [  ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  .38%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Martley International, Inc., a Delaware corporation

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  00

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  39,463

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  39,463

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  39,463

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [  ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  .38%

14.      TYPE OF REPORTING PERSON*
                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This statement is filed pursuant to Rule 13d-2(a) with respect to the shares of common stock (the "Common Stock") of Bradlees, Inc. (the "Issuer") beneficially owned by the Reporting Persons specified herein as of May 5, 1999 and amends and supplements the Schedule 13D dated February 12, 1999, as amended on March 16, 1999, March 23, 1999 and April 6, 1999 (the "Schedule 13D"). Except as set forth herein, the Schedule 13D, as previously amended, is unmodified.

ITEM 5.  Interest in Securities of the Issuer

         (a) Elliott beneficially owns 6,780 shares of Common Stock constituting .07% of all of the outstanding shares of Common Stock. Elliott is entitled to such 6,780 shares of Common Stock under the terms of the Plan of Reorganization in exchange for $339,004.51 in trade claims Elliott held against the Issuer.

         Together, Westgate and Martley beneficially own 39,463 shares of Common Stock constituting .38% of all of the outstanding shares of Common Stock. Westgate is entitled to (i) 792 of such shares of Common Stock under the terms of the Plan of Reorganization in exchange for $39,613.69 in trade claims Westgate held against the Issuer, and (ii) 1,748 of such shares of Common Stock in exchange for $87,425.79 in trade claims pursuant to a Claims Distribution Agreement between Elliott and Lazard Freres & Co. LLC dated March 6, 1996 ("Claims Distribution Agreement"), which Elliott subsequently assigned to Westgate. In addition, Westgate holds a warrant exchangeable for 36,923 of such shares of Common Stock.

         Together, the Reporting Persons beneficially own a total of 46,243 shares of Common Stock constituting .45% of all of the outstanding shares of Common Stock.

         (b) Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

         Westgate has the shared power with Martley to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Westgate.

         (c) The following transactions were effected by Elliott during the past sixty (60) days:
                                     Approximate Price
                    Amount of Shs.   per Share (excl.
Date     Security   Bought (Sold)    of commissions)

4/19/99  Common     (25,309)          $5.0676
4/19/99  Common      (5,000)          $5.0000
4/20/99  Common      (4,000)          $5.6600
4/20/99  Common     (10,000)          $5.5000
4/21/99  Common     (10,000)          $5.5000
4/23/99  Common     (12,500)          $5.7500
4/23/99  Common      (5,000)          $5.7500
4/26/99  Common     (27,500)          $5.9970
4/26/99  Common     (19,500)          $6.0000
4/27/99  Common        (883)          $6.9110
4/27/99  Common     (25,000)          $6.9125
4/27/99  Common     (30,000)          $6.5029
4/27/99  Common      50,000           $6.8750
4/27/99  Common     (50,000)          $6.8750
4/27/99  Common      (5,500)          $6.7784
4/27/99  Common      (2,500)          $6.8750
4/28/99  Common     (10,000)          $7.0982
4/28/99  Common     (15,000)          $7.0625
4/28/99  Common     (27,000)          $7.1262
4/28/99  Common     (42,500)          $7.0982
4/28/99  Common      (2,500)          $7.0250
4/29/99  Common      (5,000)          $7.8070
4/29/99  Common     (55,000)          $7.7784
4/30/99  Common     (20,000)          $8.3438
4/30/99  Common      (1,206)          $8.3125

         The above transactions were effected by Elliott on NASDAQ in New York.

         In addition, Elliott received 190,686 shares of Common Stock in exchange for $9,534,360.12 in trade claims Elliott held against the Issuer.

         The following transactions were effected by Westgate during the past sixty (60) days:

                                     Approximate Price
                    Amount of Shs.   per Share (excl.
Date     Security   Bought (Sold)    of commissions)

4/19/99  Common        (21,691)          $5.0676
4/23/99  Common        (12,500)          $5.7500
4/26/99  Common         (6,000)          $6.0490
4/26/99  Common        (27,500)          $5.9970
4/26/99  Common        (19,500)          $6.0000
4/27/99  Common         50,000           $6.8750
4/27/99  Common           (854)          $6.9110
4/27/99  Common        (25,000)          $6.9125
4/27/99  Common        (30,000)          $6.5029
4/27/99  Common        (50,000)          $6.8750
4/27/99  Common         (5,500)          $6.7784
4/27/99  Common         (2,500)          $6.8750
4/28/99  Common        (10,000)          $7.0982
4/28/99  Common        (15,000)          $7.0625
4/28/99  Common        (27,000)          $7.1262
4/28/99  Common        (42,500)          $7.0982
4/28/99  Common         (2,500)          $7.0250
4/29/99  Common        (80,000)          $7.8070
4/30/99  Common        (24,711)          $8.3125
4/30/99  Common        (14,000)          $8.2455
5/03/99  Common        (10,000)          $8.1875

         The above transactions were effected by Westgate on NASDAQ in New York.

         In addition, Westgate received 209,711 shares of Common Stock in exchange for $10,485,554.47 in trade claims Westgate held against the Issuer and 9,599 shares of Common Stock in exchange for $490,105.37 in trade claims pursuant to the Claims Distribution Agreement.

         No other transactions were effected by either Elliott or Westgate during the past sixty (60) days that have not been previously reported.

         (d) No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

         No person other than Westgate has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Westgate and Martley.

         (e)      April 30, 1999.


                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  May 5, 1999        ELLIOTT ASSOCIATES, L.P.


                                    By: /s/ Paul E. Singer
                                            Paul E. Singer
                                            General Partner


                                    WESTGATE INTERNATIONAL, L.P.

                                    By: Martley International, Inc.,
                                            as attorney-in-fact


                                            By: /s/ Paul E. Singer
                                                     Paul E. Singer
                                                     President


                                    MARTLEY INTERNATIONAL, INC.


                                    By: /s/ Paul E. Singer
                                            Paul E. Singer
                                            President